Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

May 10, 2018

U.S. Securities and Exchange Commission
Assistant Director, Office of Disclosure and Review
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:          Advisors Series Trust (the "Trust")
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959

To Whom It May Concern:

On behalf of the Trust, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), I hereby submit this application for withdrawal of Post-Effective Amendment No. 834 to the Trust's Registration Statement on Form N‑1A, filed on May 7, 2018.

Post-Effective Amendment No. 834 was filed on May 7, 2018 pursuant to Rule 485(b) under the Act for the purpose of submitting the XBRL exhibits for the risk/return summary first provided in PEA No. 832 to the Trust's Registration Statement for its series, the Kellner Merger Fund. Subsequent to filing, it was noted that the incorrect XBRL zip file was included in the filing. A new Post-Effective Amendment No. 836 to the Trust's registration statement was filed on May 10, 2018, to correctly submit the XBRL zip file. This application for withdrawal of Post-Effective Amendment No. 834 is being filed for the purpose of removing the erroneous filing.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Post-Effective Amendment No. 834 has been signed by the President of the Trust this 10th day of May, 2018.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Emily Enslow at (414) 765-6872.

Sincerely,

/s/ Douglas G. Hess
Douglas G. Hess
President
Advisors Series Trust